SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C.
                ______________________________________________

                                  FORM U-3A-2

                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                      UTILITY HOLDING COMPANY ACT OF 1935

                     TO BE FILED ANNUALLY PRIOR TO MARCH 1

                           ALEXANDER & BALDWIN, INC.
                               (Name of Company)
                                 P. O. Box 3440
                            Honolulu, Hawaii  96801

(hereinafter called the "Claimant") hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:
          1. The name, jurisdiction of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest, as at January 31, 2001 (indirect subsidiaries are indicated by indentation).

                        Jurisdiction
                             of
          Name          Organization   Location      Nature of Business
          ----          ------------   --------      ------------------

Alexander & Baldwin,    Hawaii         Honolulu,     Ocean carriage of goods,
Inc.                                   Hawaii        real property management
                                                     and development, food
                                                     products, investments

  Subsidiaries:

  A&B Inc.              Hawaii         Honolulu,     Inactive
                                       Hawaii

  A&B Development       California     Honolulu,     Ownership, manage-
  Company                              Hawaii        ment and development of
  (California)                                       real property in
                                                     Arizona and Hawaii


  A & B Properties,     Hawaii         Kahului,      Ownership, management,
  Inc.                                 Hawaii        development and selling
                                                     of real property

     Prospect           Hawaii         Honolulu,     Development and selling of
     Venture LLC                       Hawaii        real property

     Haleakala Town     Hawaii         Honolulu,     Development and selling of
     Center LLC                        Hawaii        real property

     Upcountry Maui     Hawaii         Honolulu,     Development and selling of
     Town Center LLC                   Hawaii        real property

     West Maui          Hawaii         Honolulu,     Development and selling of
     Development                       Hawaii        real property
     Company LLC

  ABHI-Crockett,        Hawaii         Honolulu,     Ownership of interest in
  Inc.                                 Hawaii        sugar refining and
                                                     marketing business

     C&H Sugar          Delaware       Crockett,     Refining raw sugar and
     Company, Inc.                     California    marketing of refined
                                                     sugar products

  Agri-Quest            Hawaii         Puunene,      Diversified agriculture
  Development                          Hawaii
  Company, Inc.

  East Maui Irrigation  Hawaii         Puunene,      Collection and distribu-
  Company, Limited                     Hawaii        tion of irrigation water
                                                     on island of Maui

  Hawaiian              Hawaii         Puunene,      Production of fiberboard
  DuraGreen, Inc.                      Hawaii

  Kahului Trucking &    Hawaii         Kahului,      Motor carriage of goods,
  Storage, Inc.                        Hawaii        repair and maintenance
                                                     shop services, self-
                                                     storage services and
                                                     stevedoring on island of
                                                     Maui

  Kauai Commercial      Hawaii         Lihue,        Motor carriage of goods
  Company,                             Hawaii        and self-storage services
  Incorporated                                       on island of Kauai

  Kukui'ula             Hawaii         Koloa,        Ownership, management
  Development                          Hawaii        and development of real
  Company, Inc.                                      property on island of
                                                     Kauai

     South Shore        Hawaii         Koloa,        Development and
     Community                         Hawaii        operation of sewer trans-
     Services LLC                                    mission and treatment
                                                     system on island of Kauai

     South Shore        Hawaii         Koloa,        Development and
     Resources LLC                     Hawaii        operation of water source
                                                     and delivery system on
                                                     island of Kauai

  McBryde Sugar         Hawaii         Eleele,       Coffee plantation and
  Company, Limited                     Hawaii        hydroelectric power
                                                     generation

     Kauai Coffee       Hawaii         Eleele,       Grow, process and sell
     Company, Inc.                     Hawaii        coffee

  Ohanui Corporation    Hawaii         Puunene,      Collection and distribu-
                                       Hawaii        tion of domestic water on
                                                     island of Maui

  WDCI, Inc.            Hawaii         Honolulu,     Ownership, manage-
                                       Hawaii        ment and development of
                                                     property

  Hawaiian Sugar &      Hawaii         Puunene,      Ocean carriage of sugar
  Transportation                       Hawaii        from Hawaii
  Cooperative

  Matson Navigation     Hawaii         San           Ocean carriage of goods
  Company, Inc.                        Francisco,    between West Coast of
                                       California    United States and Hawaii,
                                                     Western Pacific and Asian
                                                     ports

     Matson Intermodal  Hawaii         Oakbrook      Broker, shipper's agent
     System, Inc.                      Terrace,      and freight forwarder for
                                       Illinois      overland cargo services of
                                                     ocean carriers

        Matson          Hawaii         Oakbrook      Broker, shipper's agent
        Intermodal-                    Terrace,      and freight forwarder for
        Paragon, Inc.                  Illinois      overland cargo services of
                                                     ocean carriers

     Matson Services    Hawaii         San           Tugboat services
     Company, Inc.                     Francisco,
                                       California

     Matson Terminals,  Hawaii         San           Stevedoring and terminal
     Inc.                              Francisco,    services
                                       California

     Matson Logistics   Hawaii         San           Agent to provide delivery
     Solutions, Inc.                   Francisco,    of equipment, goods and
                                       California    supplies for businesses
                                                     and projects

     Matson Ventures,   Hawaii         San           Ownership of interest
     Inc.                              Francisco,    in stevedoring and
                                       California    terminal services
                                                     entity

       SSA Terminals,   Delaware       Seattle,      Stevedoring and
       LLC                             Washington    terminal services

     Sea Star Line,     Delaware       Jacksonville, Investment in business
     LLC                               Florida       providing ocean carriage
                                                     of goods between Florida
                                                     and Puerto Rico

     The Matson         California     San           Inactive
     Company                           Francisco,
                                       California

     The Oceanic        California     San           Inactive
     Steamship                         Francisco,
     Company                           California

          2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas:

Claimant:                3 steam-driven generators with rated capacities of 1
                         of 10,000 KW, 1 of 16,000 KW, and 1 of 20,000 KW
                         (also 2 currently inactive steam-driven generators with rated capacities of 1 of 4,000 KW and 1 of 10,000 KW); 5 hydroelectric plants with rated capacities of 1 of 1,000 KW, 3 of 1,500 KW and 1 of
                         500 KW; about 80 miles of transmission lines; all located on the island of Maui, State of Hawaii

McBryde Sugar Company,   2 hydroelectric plants with rated capacities of
Limited ("McBryde")      1 of 1,000 KW and 1 of 3,600 KW; about 18 miles
(Note 1)                 of transmission lines; all located on the island of
                         Kauai, State of Hawaii

_______________

Note 1. McBryde Sugar Company, Limited has filed with the Securities and Exchange Commission an application for an order declaring that it is not an electric utility company.

          3. Information for the calendar year 2000 with respect to Claimant and each of its subsidiary public utility companies:

            (a)(1) Number of kwh of electric energy sold (all sales were at wholesale):
                    Claimant 67,105,000 kwh, with associated revenues of $7,045,000
                    McBryde             23,375,463 kwh, with associated
                                        revenues of $1,978,288

               (2) Number of Mcf of natural or manufactured gas distributed at retail:

                    None. Neither Claimant nor any of its subsidiary public utility companies distributes any natural or manufactured gas at retail.

              (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                    None. Neither Claimant nor any of its subsidiary public utility companies distributes any electric energy or natural or manufactured gas at retail outside the State in which each such company is organized.

              (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

                    None. Neither Claimant nor any of its subsidiary public utility companies sells electric energy or natural or manufactured gas at wholesale (or otherwise) outside the State in which each such company is organized, or at the State line.

              (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line:

                    None. Neither Claimant nor any of its subsidiary public utility companies purchases any electric energy or natural or manufactured gas outside the State in which each such company is organized, or at the State line.

          4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

              (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    Not applicable. Claimant does not hold any interest, directly or indirectly, in an EWG or a foreign utility company.

              (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                    Not applicable (see 4(a) above).

              (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    Not applicable (see 4(a) above).

              (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    Not applicable (see 4(a) above).

              (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    Not applicable (see 4(a) above).


                                   EXHIBIT A
                                   ---------

        A consolidating statement of income and retained earnings of Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year, are attached hereto.



                                   EXHIBIT B
                                   ---------

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

        Not applicable. Claimant does not hold any interest, directly or indirectly, in an EWG or a foreign utility company.

        The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer this 27th day of February, 2001.


                             ALEXANDER & BALDWIN, INC.
                             (Name of Claimant)

                             By: /s/ Michael J. Marks
                                 ---------------------------
                                 Michael J. Marks
                                 Vice President






(Corporate Seal)

Attest:

By: /s/ Alyson J. Nakamura
    ----------------------
    Secretary


        Name, title and address of Officer to whom notices and correspondence concerning this statement should be addressed:

                         Michael J. Marks
                         Vice President and General Counsel
                         Alexander & Baldwin, Inc.
                         P. O. Box 3440
                         Honolulu, Hawaii  96801


ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000
($000 OMITTED)

                                             ABIC       ABI         MCB      OTHER

Operating Revenue:
Ocean transportation                        800,558       -          -       800,558
Property development & management            96,452     34,129        198     62,125
Food products                                87,610     70,145      6,876     10,589
Power generation                              9,023      7,045      1,978       -
                                            -------    -------    -------    -------
     Total operating revenue                993,643    111,319      9,052    873,272
                                            -------    -------    -------    -------

Operating Costs and Expenses:
Cost of operations                          771,751     83,881      7,187    680,683
Power generation                              2,112      1,615        497       -
                                            -------    -------    -------    -------
     Total operating costs and expenses     773,863     85,496      7,684    680,683
                                            -------    -------    -------    -------

Gross Margin                                219,780     25,823      1,368    192,589
General, Admin & Selling Expenses            88,058     11,609       -        76,449
                                            -------    -------    -------    -------
Income from Operations                      131,722     14,214      1,368    116,140
Other Income                                 25,699      5,055      2,190     18,454
Other Expense                                34,706     20,220       -        14,486
                                            -------    -------    -------    -------
Income Before Taxes                         122,715       (951)     3,558    120,108
Provision for Income Taxes (Benefit)         44,391     (1,273)     1,372     44,292
                                            -------    -------    -------    -------
Income Before Accounting Change              78,324        322      2,186     75,816
Change in Accounting (See Note 2)            12,250       -          -        12,250
                                            -------    -------    -------    -------
Net Income                                   90,574        322      2,186     88,066
                                            =======    =======    =======    =======



ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000
($000 OMITTED)

                                             ABIC        ABI        MCB       OTHER
ASSETS
Current Assets:
Cash                                          3,451         126      (192)      3,517
Accounts and notes receivable               141,553      10,065       768     130,720
Inventories                                  17,137        -        3,787      13,350
Prepaid expenses and other current assets    46,726      13,432       322      32,972
                                          ---------   ---------   -------   ---------
     Total current assets                   208,867      23,623     4,685     180,559
                                          ---------   ---------   -------   ---------

Investments:
Subsidiaries and divisions                      -       678,636       -      (678,636)
Other                                       183,141     110,714         7      72,420
                                          ---------   ---------   -------   ---------
Total investments                           183,141     789,350         7    (606,216)
                                          ---------   ---------   -------   ---------

Real Estate Developments                     62,628        -         -         62,628
                                          ---------   ---------   -------   ---------

Property:
Land                                         95,195      45,179     2,224      47,792
Buildings                                   269,149      96,321     1,099     171,729
Vessels                                     770,352        -         -        770,352
Machinery and equipment                     498,976     104,418     5,080     389,478
Power generation                             55,759      53,414     2,345        -
Other                                       118,763      49,442       764      68,557
                                          ---------   ---------   -------   ---------
     Total                                1,808,194     348,774    11,512   1,447,908
Less accumulated depreciation               853,502     161,246     6,564     685,692
                                          ---------   ---------   -------   ---------
     Property - net                         954,692     187,528     4,948     762,216
                                          ---------   ---------   -------   ---------

Other Assets                                256,684      74,679    (9,443)    191,448
                                          ---------   ---------   -------   ---------
     Total                                1,666,012   1,075,180       197     590,635
                                          =========   =========   =======   =========

LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities:
Current portion of long-term debt            30,500       7,500      -         23,000
Accounts payable                             63,075       2,784       810      59,481
Other current liabilities                    59,431      23,693     1,030      34,708
                                          ---------   ---------   -------   ---------
     Total current liabilities              153,006      33,977     1,840     117,189
                                          ---------   ---------   -------   ---------

Long-term Liabilities:
Long-term debt                              330,766     231,000      -         99,766
Other long-term liabilities                 488,589     116,552     7,549     364,488
                                          ---------   ---------   -------   ---------
     Total long-term liabilities            819,355     347,552     7,549     464,254
                                          ---------   ---------   -------   ---------

Shareholders' Equity:
Capital stock                                33,248      33,248     2,350      (2,350)
Additional capital                           58,007      58,007    13,316     (13,316)
Unrealized holding gains                     61,937      61,937      -           -
Retained earnings                           552,637     552,637   (24,941)     24,941
Treasury stock                              (12,178)    (12,178)       83         (83)
                                          ---------   ---------   -------   ---------
     Total shareholders' equity             693,651     693,651    (9,192)      9,192
                                          ---------   ---------   -------   ---------

     Total                                1,666,012   1,075,180       197     590,635
                                          =========   =========   =======   =========



ALEXANDER & BALDWIN, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2000
($000 OMITTED)

                                             ABIC        ABI        MCB      OTHER

Balance at December 31, 1999                545,849    545,849    (26,962)   26,962

Net income                                   90,574     90,574      2,186    (2,186)

Dividends to shareholders                   (36,785)   (36,785)       -         -

Stock options exercised                        (524)      (524)       -         -

Capital stock purchased and retired         (46,477)   (46,477)       -         -
                                            -------    -------    -------    ------
Balance at December 31, 2000                552,637    552,637    (24,776)   24,776
                                            =======    =======    =======    ======



LEGEND OF COMPANY REFERENCES IN CONSOLIDATING FINANCIAL SCHEDULES:


ABIC          Alexander & Baldwin, Inc. Consolidated
ABI           Alexander & Baldwin, Inc., Parent Company
MCB           McBryde Sugar Company, Limited
OTHER         All other subsidiaries and consolidating adjustments

NOTES TO FINANCIAL STATEMENTS
ALEXANDER & BALDWIN, INC.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Alexander & Baldwin, Inc. and all wholly owned subsidiaries ("Company"), after elimination of significant intercompany amounts.
Significant investments in businesses, partnerships and joint ventures in which the Company does not have control are accounted for under the equity method. Generally, these are investments in 20 to 50 percent owned businesses.

Segment Information: The Company has three operating segments: Ocean Transportation, Real Estate Development and Management, and Food Products. The Company reports segment information in the same way that management assesses segment performance. Additional information regarding these segments is found on page 26 and in Note 12.

Cash and Cash Equivalents: Cash equivalents are composed of all highly liquid investments with an original maturity of three months or less and which have no significant risk of change in value.

Inventories: Raw sugar and coffee inventories are stated at the lower of cost (first-in, first-out basis) or market. Other inventories, composed principally of materials and supplies, are stated at the lower of cost (principally average cost) or market. Materials and supplies inventories are carried at historical cost, which is not greater than replacement cost.

Property: Property is stated at cost. Expenditures for major renewals and betterments are capitalized. Replacements, maintenance and repairs, which do not improve or extend asset lives, are charged to expense as incurred. Gains or losses from property disposals are included in the determination of net income.

As discussed in Note 2, the Company changed its accounting for drydocking costs in 2000. Costs of regularly scheduled drydocking of vessels and planned major vessel repairs performed during drydocking are capitalized and amortized over the periods benefited.

Coffee Orchards: Costs of developing coffee orchards are capitalized during the development period and depreciated over the estimated productive lives. In 1999, following the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reduced the carrying value of its coffee orchards and field and factory processing equipment. This is described further in Note 3.

Capitalized Interest: Interest costs incurred in connection with significant expenditures for real estate developments or the construction of assets are capitalized. Interest expense is shown net of capitalized interest on the Statements of Income, because the amounts are not significant.

Construction Expenditures: Expenditures for real estate developments are capitalized during construction and are classified as Real Estate Developments on the Balance Sheets. When construction is complete, the costs are reclassified as either Real Estate Held for Sale or Property, based upon the Company's intent to sell the completed asset or to hold it as an investment. Cash flows related to real estate developments are classified as either operating or investing activities, based upon the Company's intention to sell the property or to retain ownership of the property as an investment following completion of construction.

Depreciation: Depreciation is computed using the straight-line method. Estimated useful lives of property are as follows:

          --------------------------------------------
                                      Range of Life
               Classification          (in years)
          --------------------------------------------
          Buildings                     10 to 50
          Vessels                       10 to 40
          Marine containers              2 to 25
          Terminal facilities            3 to 35
          Machinery and equipment        3 to 35
          Utility systems and other      5 to 60
          --------------------------------------------

Fair Values: The carrying values of current assets (other than inventories, real estate held for sale, deferred income taxes, and prepaid and other current assets) and of debt instruments are reasonable estimates of their fair values. Real estate is carried at the lower of cost or fair value. Fair values are generally determined using the expected market value for the property, less sales costs. For residential units and lots held for sale, market value is determined by reference to the sales of similar property, market studies, tax assessments and cash flows. For commercial property, market value is determined using recent comparable sales, tax assessments and cash flows. A large portion of the Company's real estate is undeveloped land located in Hawaii. This land has a cost basis which averages approximately $150 per acre, a value which is much lower than fair value.

Impairments of Long-lived Assets: Long-lived assets are reviewed for possible impairment when events or circumstances indicate that the carrying value may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by the asset are compared with the amount recorded for the asset to determine if a write-down may be required. If this review determines that the recorded value will not be recovered, the amount recorded for the asset is reduced to estimated fair value. (See Note 3.)

Voyage Revenue Recognition: Voyage revenue and variable costs and expenses associated with voyages are included in income at the time each voyage leg commences. This method of accounting does not differ materially from other acceptable accounting methods. Freight rates are provided in tariffs filed with the Surface Transportation Board of the U.S. Department of Transportation.

Real Estate Sales Revenue Recognition: Sales are recorded when the risks and benefits of ownership have passed to the buyers (generally on closing dates), adequate down payments have been received, and collection of remaining balances is reasonably assured.

Sugar and Coffee Revenue Recognition: Revenue from bulk raw sugar sales is recorded when delivered to the cooperative of Hawaiian producers, based on the estimated net return to producers in accordance with contractual agreements. Revenue from coffee is recorded when the title to the product and risk of loss passes to third parties and when collection is reasonably assured.

Non-voyage Ocean Transportation Costs: Vessel depreciation, charter hire, terminal operating overhead and general and administrative expenses are charged to expense as incurred.

Agricultural Costs: Costs of growing and harvesting sugar cane are charged to the cost of production in the year incurred and to cost of sales as raw sugar is delivered to the cooperative of Hawaiian producers as allowed in Statement of Position No. 85-3. Costs of growing coffee are charged to inventory in the year incurred and to cost of sales as coffee is sold.

Employee Benefit Plans: Certain ocean transportation subsidiaries are members of the Pacific Maritime Association (PMA) and the Hawaii Stevedoring Industry Committee, which negotiate multi-employer pension plans covering certain shoreside bargaining unit personnel. The subsidiaries directly negotiate multi-employer pension plans covering other bargaining unit personnel. Pension costs are accrued in accordance with contribution rates established by the PMA, the parties to a plan or the trustees of a plan. Several trusteed, non-contributory, single-employer defined benefit plans, a profit sharing plan and an individual deferred contribution plan cover substantially all other employees.

Stock-based Compensation: In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As allowed by that standard, the Company has elected to continue to apply the principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as discussed in
Note 10.

Income Taxes: Deferred tax assets and liabilities are established for temporary differences between the way certain income and expense items are reported for financial reporting and tax purposes. Deferred tax assets and liabilities are adjusted to the extent necessary to reflect tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for deferred tax assets for which realization is not likely.

Basic and Diluted Earnings per Share of Common Stock: Basic Earnings per Share is determined by dividing Net Income by the weighted-average common shares outstanding during the year. The impact on Earnings per Share of the Company's stock options is immaterial; consequently, Diluted Earnings per Share is generally the same amount as Basic Earnings per Share.

Comprehensive Income: Comprehensive Income includes changes from either recognized transactions or other economic events, excluding capital stock transactions, which impact Shareholders' Equity. For the Company, the only difference between Net Income and Comprehensive Income is the unrealized holding gains on securities available for sale. Comprehensive Income is not used in the calculation of Earnings per Share.

Environmental Costs: Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations or events, and which do not contribute to current or future revenue generation, are charged to expense. Liabilities are recorded when environmental assessments or remedial efforts are probable and the costs can be estimated reasonably.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Future actual amounts could differ from those estimates.

Impact of Newly Issued Accounting Standards: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, establishes the accounting and reporting standards for derivative instruments and hedging activities. Adoption of the standard was required on January 1, 2001. The Company has reviewed its contracts and agreements, and has determined that adoption of this standard will not have a material effect on the financial statements.

The Company has adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 140 provides standards for transfers and servicing of financial assets and extinguishments of liabilities using a financial-components approach that focuses on control. While application of this standard is prospective, no significant changes in the Company's accounting practices are expected to result from its adoption.

Reclassifications: Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform with the 2000 presentation.


2.   CHANGE IN ACCOUNTING METHODS

2000 - Change in Accounting Method for Vessel Drydocking Costs: The Company changed its method of accounting for vessel drydocking costs, as of January 1, 2000, from the accrual method to the deferral method. Drydocking costs had been accrued as a liability and an expense on an estimated basis, in advance of the next scheduled drydocking. Subsequent payments for drydocking were charged against the accrued liability. Under the deferral method, actual drydocking costs are capitalized when incurred and amortized over the period benefited; generally, this is the period between scheduled drydockings. This method eliminates the uncertainty of estimating these costs. This change was made to conform with prevailing industry accounting practices. The cumulative effect of this accounting change, as of January 1, 2000, is shown separately in the Statements of Income and resulted in net income of $12,250,000 (net of income tax expense of $7,668,000) or $0.29 per basic share.

The effect of this change in accounting method on the balance sheets was to increase other assets by $4,765,000, eliminate drydocking reserves of $15,153,000, increase deferred taxes by $7,668,000, and increase total shareholders' equity by $12,250,000. Had this change been applied retroactively, the impact on net income for 1999 and 1998 would not have been materially different from reported net income.

2000 - Change in Accounting for Certain Revenues and Expenses: The Company changed its method of presentation for certain freight services that are performed by third parties and billed by the Company to its customers. The expenses and related revenue for these services were previously reported on a net basis and were not reflected on the Statements of Income. Accordingly, operating revenue and expenses have been increased by $38,059,000, $31,874,000 and $25,377,000 for 2000, 1999 and 1998, respectively.

The Company also changed its method of presentation for common area maintenance
(CAM) costs. These costs, which are incurred by the Company but which are charged to tenants under various lease arrangements, were previously netted against Property Leasing Revenue. The Company now records CAM amounts in Costs of Leasing Services in the Statements of Income. Accordingly, Property Leasing Revenue and Costs of Leasing Services have been increased by $11,246,000, $8,852,000 and $6,478,000 for 2000, 1999 and 1998, respectively.

These two changes were in response to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which provides guidance about the classification, on a gross basis, of revenues and expenses. These changes had no effect on earnings or segment operating profit. Revenue on pages 26 and 32 for Ocean Transportation and Property Leasing have been restated to reflect this change.

1998 - Change in Accounting Method for Insurance-related Assessments: The Company self-insures a portion of its federal workers' compensation liability. As such, the Company utilized the U.S. Department of Labor (DOL) second injury fund, as authorized by Section 8(f) of the U.S. Longshore and Harborworkers' Compensation Act. Under this Act, the DOL annually assesses self-insurers for their share of the related costs. Through 1997, these assessments were recorded as an expense in the years the amounts were assessed and paid. Effective January 1, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement requires that the Company record, as a liability, the expected cost of future assessments relating to existing compensation claims made prior to the end of the fiscal year. In adopting this statement, the Company recorded a one-time, non-cash charge to 1998 earnings of $5,801,000 (net of income tax benefit of $3,481,000) or $0.13 per basic share. The effect of the change on operating costs was not significant for the current or prior years. The discount rate, discounted liability, and undiscounted liability at December 31, 2000, 1999 and 1998 were as follows (amounts in thousands):

          ---------------------------------------------------------
                                      2000       1999       1998
          ---------------------------------------------------------
          Discount Rate                   6%      6.76%      5.43%
          Discounted Liability       $ 9,956    $ 9,862    $ 9,282
          Undiscounted Liability     $14,753    $15,364    $13,869
          ---------------------------------------------------------


3.   WRITE-DOWN OF LONG-LIVED ASSETS

1999 - The Company began growing coffee in Hawaii in 1987 as an alternative crop to sugar cane. Since inception, the Company's coffee operation continually has generated operating losses and negative cash flows. During the second half of 1999, the Company significantly reduced the coffee workforce and changed its coffee marketing and selling plans. To exacerbate the problem, coffee commodity prices dropped significantly in 1999 due to an oversupply of coffee in the marketplace. Because of continuing cash-flow losses, the ongoing viability of the coffee operation was evaluated again. As a result, the Company determined that the estimated future cash flows of the coffee operation were less than the carrying value of its productive assets, consisting mainly of orchards and field and processing equipment. Accordingly, a $15,410,000 (pre-tax) charge was recorded to write down these productive assets to their fair value (i.e., present value of estimated future cash flows).

1998 - The Company changed the strategic direction of its 1,045-acre Kukui'Ula real estate development, from a single master-planned residential community to a series of individual subdivisions with fewer units, as a result of continued weaknesses in the State's and Kauai's economy and real estate markets. As a result, the Company determined that its investment in a waste water treatment plant (WWTP) could not be recovered through the WWTP's future cash flows; accordingly, the costs of the WWTP were reduced by $15,900,000, to the plant's fair value, which was based on the present value of estimated future cash flows. Under the original higher-density Kukui'Ula development plan, the cost of the WWTP would have been recoverable from its future cash flows. The changes in the development plan also resulted in the write-off of $4,316,000 for design and study costs, which were determined to have no future economic benefit. The remaining carrying cost of the Kukui'Ula project is approximately $29,650,000 and, based on current development plans, the Company has determined that this amount is recoverable from the project's future cash flows.


4.   INVESTMENTS AND PARTIAL SALE OF SUBSIDIARY

At December 31, 2000 and 1999, investments consisted principally of marketable equity securities, equity in affiliated companies, limited partnership interests and purchase-money mortgages, as follows (in thousands):

---------------------------------------------------------------------------
                                                         2000        1999
---------------------------------------------------------------------------
Marketable equity securities                           $108,069    $ 88,485
Equity in affiliated companies:
  California and Hawaiian Sugar Company, Inc. (C&H)      41,705      37,591
  SSA Terminals, LLC (SSAT)                              21,867      18,278
  Sea Star Line, LLC (Sea Star)                           7,586       8,429
  Other                                                     300         300
Limited partnership interests, purchase-money
  mortgages and other                                     3,614       5,643
---------------------------------------------------------------------------
Total Investments                                      $183,141    $158,726
===========================================================================

Marketable Equity Securities: The marketable equity securities are classified as "available for sale" and are stated at quoted market values as traded on national exchanges. The unrealized holding gains on these securities, net of deferred income taxes, have been recorded as a separate component of Shareholders' Equity and Comprehensive Income.


The components of the net unrealized holding gains at December 31, 2000 and 1999 were as follows (in thousands):

---------------------------------------------------------------------------
                                                        2000         1999
---------------------------------------------------------------------------
Market value                                          $108,069     $ 88,485
Less historical cost                                     9,761       10,173
---------------------------------------------------------------------------
Unrealized holding gains                                98,308       78,312
Less deferred income taxes                              36,371       28,851
---------------------------------------------------------------------------
Net unrealized holding gains                          $ 61,937     $ 49,461
===========================================================================

Equity in Affiliated Companies: On December 24, 1998, the Company recognized a loss of $19,756,000 on the sale of a majority of its equity interest in its sugar refining and marketing unit, C&H. The Company received approximately $45,000,000 in cash, after the repayment of certain C&H indebtedness, $25,000,000 in senior preferred stock, and $9,600,000 in junior preferred stock. The Company retained an approximately 36-percent common stock interest in the recapitalized C&H. The Company continues to hold all of C&H's senior preferred stock and 40 percent of C&H's junior preferred stock. Dividends on the senior and junior preferred stocks are cumulative. Through December 2003, dividends on the senior preferred stock may be paid either in cash or by issuance of additional shares of senior preferred stock. Shares of senior preferred stock received as dividends are valued at their estimated realizable values. C&H must redeem from the Company, at one thousand dollars per share, the outstanding senior preferred stock in December 2009 and outstanding junior preferred stock in December 2010. C&H is included in the consolidated results of the Company up to the date of the sale. The Company accounts for its investment in C&H under the equity method. Financial information for C&H as of and for the years ended December 31, 2000 and 1999 follows (in thousands):

---------------------------------------------------------------------------
CONDENSED BALANCE SHEETS                                2000         1999
---------------------------------------------------------------------------
ASSETS:
    Current                                           $117,687     $ 82,707
    Property and other                                 133,056      136,941
---------------------------------------------------------------------------
Total                                                 $250,743     $219,648
===========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:
    Current                                           $ 62,702     $ 39,044
    Long-term debt and other                           120,797      117,064
    Shareholders' equity, including preferred stock     67,244       63,540
---------------------------------------------------------------------------
Total                                                 $250,743     $219,648
===========================================================================

---------------------------------------------------------------------------
CONDENSED STATEMENTS OF INCOME                          2000         1999
---------------------------------------------------------------------------
  Revenue                                             $413,250     $470,838
  Cost and Expenses                                    409,545      463,454
---------------------------------------------------------------------------
  Net Income                                          $  3,705     $  7,384
===========================================================================

The Company has an investment in a limited liability corporation (LLC) with Saltchuk Resources, Inc. and International Shipping Agency, Inc., named Sea Star Line, LLC, which operates an ocean transportation service between Florida and Puerto Rico. The Company charters two vessels to Sea Star Line, LLC. This investment represents a minority interest and is accounted for under the equity method.

The Company is part owner of an LLC with Stevedoring Services of America, named SSA Terminals, LLC, which provides stevedoring and terminal services at six terminals in three West Coast ports to the Company and other shipping lines.
In 1999, each company contributed the assets of California and Seattle, Washington terminals to form the LLC. This investment represents a minority interest and is accounted for under the equity method.

The carrying amounts of investments in unconsolidated affiliated companies approximated their fair values at December 31, 2000 and 1999.

Limited Partnership Interests and Purchase-money Mortgages: The investments in limited partnerships are recorded at the lower of cost or fair value and purchase-money mortgages are recorded at cost. The purchase-money mortgages are intended to be held to maturity. The values of the investments in limited partnerships are assessed annually.

See Note 5 for a discussion of fair values of investments in the Capital Construction Fund.


5.   CAPITAL CONSTRUCTION FUND

A subsidiary is party to an agreement with the United States government which established a Capital Construction Fund (CCF) under provisions of the Merchant Marine Act, 1936, as amended. The agreement has program objectives for the acquisition, construction or reconstruction of vessels and for repayment of existing vessel indebtedness. Deposits to the CCF are limited by certain applicable earnings. Such deposits are federal income tax deductions in the year made; however, they are taxable, with interest payable from the year of deposit, if withdrawn for general corporate purposes or other non-qualified purposes, or upon termination of the agreement. Qualified withdrawals for investment in vessels and certain related equipment do not give rise to a current tax liability, but reduce the depreciable bases of the vessels or other assets for income tax purposes.

Amounts deposited into the CCF are a preference item for calculating federal alternative minimum taxable income. Deposits not committed for qualified purposes within 25 years from the date of deposit, will be treated as non-qualified withdrawals over the subsequent five years. As of December 31, 2000, the oldest CCF deposits date from 1994. Management believes that all amounts on deposit in the CCF at the end of 2000 will be used or committed for qualified purposes prior to the expiration of the applicable 25-year periods.

Under the terms of the CCF agreement, the subsidiary may designate certain qualified earnings as "accrued deposits" or may designate, as obligations of the CCF, qualified withdrawals to reimburse qualified expenditures initially made with operating funds. Such accrued deposits to and withdrawals from the CCF are reflected on the Balance Sheets either as obligations of the Company's current assets or as receivables from the CCF.

The Company has classified its investments in the CCF as "held-to-maturity" and, accordingly, has not reflected temporary unrealized market gains and losses on the Balance Sheets or Statements of Income. The long-term nature of the CCF program supports the Company's intention to hold these investments to maturity.

At December 31, 2000 and 1999, the balances on deposit in the CCF are summarized as follows (in thousands):

---------------------------------------------------------------------------------------------------------
                                                 2000                                 1999
                                  ---------------------------------    ----------------------------------

                                  Amortized    Fair      Unrealized    Amortized    Fair      Unrealized
                                    Cost       Value     Gain (Loss)      Cost      Value        Loss
---------------------------------------------------------------------------------------------------------

Mortgage-backed securities        $ 32,302    $ 32,281     $    (21)   $ 37,086    $ 35,843     $ (1,243)
Cash and cash equivalents          113,583     113,871          288     105,153     104,958         (195)
Accrued deposits                     4,520       4,520           --       3,152       3,152
---------------------------------------------------------------------------------------------------------
Total                             $150,405    $150,672     $    267    $145,391    $143,953     $ (1,438)
=========================================================================================================


Fair value of the mortgage-backed securities was determined by an outside investment management company, based on experience trading identical or substantially similar securities. No central exchange exists for these securities; they are traded over-the-counter. The Company earned $2,654,000 in 2000, $3,152,000 in 1999, and $4,514,000 in 1998 on its investments in mortgage-backed securities. The fair values of other CCF investments are based on quoted market prices. These other investments mature no later than December 2, 2002. Three securities classified as "held-to-maturity" were sold during 2000 for a combined loss of $48,400. These securities no longer met authorized credit requirements. No securities classified as "held-to-maturity" were sold in 1999.


6.   NOTES PAYABLE AND LONG-TERM DEBT

At December 31, 2000 and 1999, long-term debt consisted of the following (in thousands):

-------------------------------------------------------------------
                                                 2000        1999
-------------------------------------------------------------------
Commercial paper, 2000 high 6.79%, low 5.66%   $ 99,766    $ 99,570
Bank variable rate loans, due after 2000,
    2000 high 7.53%, low 6.06%                  136,500      78,000
Term loans:
    7.29%, payable through 2007                  52,500      60,000
    7.42%, payable through 2009                  20,000          --
    7.43%, payable through 2007                  15,000      15,000
    7.57%, payable through 2009                  15,000      15,000
    7.55%, payable through 2009                  15,000      15,000
    7.65%, payable through 2001                   7,500      10,000
    8%, repaid in  2000                              --       7,500
-------------------------------------------------------------------
Total                                           361,266     300,070
Less current portion                             30,500      22,500
-------------------------------------------------------------------
Long-term debt                                 $330,766    $277,570
===================================================================

Commercial Paper: At December 31, 2000, $99,766,000 of commercial paper notes was outstanding under a commercial paper program used by a subsidiary to finance the construction of a vessel. Maturities ranged from two to 24 days. The borrowings outstanding under this program are classified as long-term because the subsidiary intends to continue the program and, eventually, to repay the borrowings with qualified withdrawals from the Capital Construction Fund.

Variable Rate Loans: The Company has a revolving credit and term loan agree-ment with four commercial banks, whereby it may borrow up to $140,000,000 under revolving loans to November 30, 2001, at varying rates of interest. Any revolving loan outstanding on that date may be converted into a term loan, which would be payable in 12 equal quarterly installments. The agreement contains certain restrictive covenants, the most significant of which requires the maintenance of an interest coverage ratio of 2:1. At December 31, 2000 and 1999, $113,500,000 and $60,000,000, respectively, were outstanding under this agreement.

The Company has an uncommitted $70,000,000 short-term revolving credit agreement with a commercial bank. This facility was increased from $45,000,000 during 2000. The agreement extends to November 30, 2001, but may be canceled by the bank or the Company at any time. The amount which the Company may draw under the facility is reduced by the amount drawn against the bank under the previously referenced $140,000,000 multi-bank facility, in which it is a participant, and by letters of credit issued under the $70,000,000 uncommitted facility. At December 31, 2000 and 1999, $7,500,000 and $13,000,000,
respectively, were outstanding under this agreement. Under the borrowing formula for this facility, the Company could have borrowed an additional $22,700,000 at December 31, 2000.

The Company has a $50,000,000 one-year revolving credit agreement with a commercial bank containing a two-year term option. At December 31, 2000 and 1999, $15,500,000 and $5,000,000, respectively, were outstanding under this agreement.

The Company has a $25,000,000 one-year revolving credit agreement with a commercial bank which serves as a commercial paper liquidity back-up line. At December 31, 2000 and 1999, no amounts were outstanding under this agreement.

In 1999, the Company had an uncommitted $25,000,000 revolving credit agreement with a commercial bank. That agreement expired December 31, 1999 and was replaced in January 2000 with a comparable uncommitted $25,000,000 revolving credit agreement with another commercial bank.

Other Debt Agreements:  The Company has a private shelf agreement for a total
of $65,000,000.   At December 31, 2000 this full amount had been drawn.  At
December 31, 1999, $20,000,000 had not been drawn on the facility. The amounts drawn on the agreement are included in term loans.

Long-term Debt Maturities: At December 31, 2000, maturities and planned prepayments of all long-term debt during the next five years is $30,500,000 for 2001, $7,500,000 for 2002, $9,643,000 for 2003, $12,500,000 for 2004 and
$17,500,000 for 2005.


7.   LEASES

The Company as Lessee: Principal operating leases include office and terminal facilities, containers and equipment, leased for periods which expire between 2002 and 2052. Management expects that, in the normal course of business, most operating leases will be renewed or replaced by other similar leases.

Rental expense under operating leases totaled $19,741,000, $28,343,000 and $45,519,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Future minimum payments under operating leases as of December 31, 2000 were as follows (in thousands):

          ---------------------------------------------------------------
                                                               Operating
                                                                 Leases
          ---------------------------------------------------------------
          2001                                                 $ 11,701
          2002                                                   11,884
          2003                                                   11,882
          2004                                                   11,865
          2005                                                    8,759
          Thereafter                                             99,567
          ---------------------------------------------------------------
          Total minimum lease payments                         $155,658
          ===============================================================

The Company is obligated to pay terminal facility rent equal to the principal and interest on Special Facility Revenue Bonds issued by the Department of Transportation of the State of Hawaii. Interest on the bonds is payable semi-annually and principal, in the amount of $16,500,000, is due in 2013. An accrued liability of $9,887,000 and $9,344,000 at December 31, 2000 and 1999, respectively, included in other long-term liabilities, provides for a pro-rata portion of the principal due on these bonds.

The Company as Lessor: The Company leases land, buildings, land improvements, and five vessels under operating leases. Two of the vessels are chartered-out to an unconsolidated affiliate. The historical cost of and accumulated depreciation on leased property at December 31, 2000 and 1999 were as follows (in thousands):

          ---------------------------------------------------------------
                                                       2000        1999
          ---------------------------------------------------------------
          Leased property                            $621,860    $571,640
          Less accumulated amortization               154,467     129,465
          ---------------------------------------------------------------
          Property under operating leases - net      $467,393    $442,175
          ===============================================================

Total rental income under these operating leases for the three years ended December 31, 2000 was as follows (in thousands):

---------------------------------------------------------------------------
                                              2000        1999        1998
---------------------------------------------------------------------------
Minimum rentals                            $ 98,607    $ 93,275    $ 79,268
Contingent rentals (based on sales volume)    1,917       1,244       1,079
---------------------------------------------------------------------------
Total                                      $100,524    $ 94,519    $ 80,347
===========================================================================

Future minimum rental income on non-cancelable leases at December 31, 2000 was as follows (in thousands):

          --------------------------------------------------------------
                                                               Operating
                                                                Leases
          --------------------------------------------------------------
          2001                                                 $ 94,657
          2002                                                   90,913
          2003                                                   87,132
          2004                                                   81,211
          2005                                                   76,138
          Thereafter                                            139,925
          --------------------------------------------------------------
          Total                                                $569,976
          ==============================================================


8.   EMPLOYEE BENEFIT PLANS

The Company has funded single-employer defined benefit pension plans which cover substantially all non-bargaining unit employees.

In addition, the Company has plans that provide certain retiree health care and life insurance benefits to substantially all salaried and to certain hourly employees. Employees are generally eligible for such benefits upon retirement and completion of a specified number of years of credited service. The Company does not pre-fund these benefits and has the right to modify or terminate certain of these plans in the future. Certain groups of retirees pay a portion of the benefit costs.

The status of the funded defined benefit pension plans and the unfunded accumulated post-retirement benefit plans, at December 31, 2000, 1999 and 1998, is shown in Table 1 (page 47).

The net periodic benefit cost for the defined benefit pension plans and the post-retirement health care and life insurance benefit plans during 2000, 1999 and 1998 is summarized in Table 2 (page 48).

As described in Note 4, the Company sold a majority of its interest in C&H during 1998. The impact of this transaction on the benefit obligation and the plan assets is noted in Table 1. At the time of the transaction, C&H had recorded in its financial statements net obligations of $12,300,000 and $46,500,000 for its pension and post-retirement benefit plans, respectively.


The assumptions used to determine the benefit information were as follows:

     ------------------------------------------------------------------------------------------------
                                             Pension Benefits          Other Post-retirement Benefits
                                          ------------------------     ------------------------------
                                          2000      1999      1998         2000      1999      1998
     ------------------------------------------------------------------------------------------------
     Discounted rate                      7.75%     7.75%     6.75%        7.75%     7.75%     6.75%
     Expected return on plan assets       9.00%     9.00%     9.00%           --        --       --
     Rate of compensation increase        4.25%     4.25%     4.25%        4.25%     4.25%     4.25%


For post-retirement benefit measurement purposes, a ten percent annual rate of increase in the per capita cost of covered health care benefits was assumed through 2001. The rate was assumed to decrease to five percent for 2002 and remain at that level thereafter. Unrecognized gains and losses of the post-retirement benefit plans are amortized over five years.

If the assumed health care cost trend rate were increased or decreased by one percentage point, the accumulated post-retirement benefit obligation, as of December 31, 2000, 1999 and 1998, and the net periodic post-retirement benefit cost for 2000, 1999 and 1998, would have increased or decreased as follows (in thousands):

-------------------------------------------------------------------------------------------------------
                                                   Other Post-retirement Benefits
                                                        One Percentage Point
                                    -------------------------------------------------------------------
                                              Increase                             Decrease
                                    -----------------------------       -------------------------------
                                     2000       1999       1998          2000        1999        1998
-------------------------------------------------------------------------------------------------------
Effect on total of service and
  interest cost components          $   196    $   416    $   689       $  (226)    $  (347)    $  (583)
Effect on post-retirement
  benefit obligation                $ 1,664    $ 4,062    $ 5,157       $(2,278)    $(3,388)    $(4,387)


The assets of the defined benefit pension plans consist principally of listed stocks and bonds. Contributions are determined annually for each plan by the Company's pension administrative committee, based upon the actuarially determined minimum required contribution under the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the maximum deductible contribution allowed for tax purposes. For the plans covering employees who are members of collective bargaining units, the benefit formulas are determined according to the collective bargaining agreements, either using career average pay as the base or a flat dollar amount per year of service. The benefit formulas for the remaining defined benefit plans are based on final average pay.

The Company has non-qualified supplemental pension plans covering certain employees and retirees, which provide for incremental pension payments from the Company's general funds, so that total pension benefits would be substantially equal to amounts that would have been payable from the Company's qualified pension plans if it were not for limitations imposed by income tax regulations. The obligation, included with other non-current liabilities, relating to these unfunded plans, totaled $12,597,000 and $10,801,000 at December 31, 2000 and 1999, respectively. The annual expense associated with the non-qualified plans was not significant.

Total contributions to the multi-employer pension plans covering personnel in shoreside and seagoing bargaining units were $3,027,000 in 2000, $4,367,000 in 1999 and $5,633,000 in 1998. Union collective bargaining agreements provide that total employer contributions during the terms of the agreements must be sufficient to meet the normal costs and amortization payments required to be funded during those periods. Contributions are generally based on union labor paid or cargo volume. A portion of such contributions is for unfunded accrued actuarial liabilities of the plans being funded over periods of 25 to 40 years, which began between 1967 and 1976.

The multi-employer plans are subject to the plan termination insurance provisions of ERISA and are paying premiums to the Pension Benefit Guarantee Corporation (PBGC). The statutes provide that an employer who withdraws from, or significantly reduces its contribution obligation to, a multi-employer plan generally will be required to continue funding its proportional share of the plan's unfunded vested benefits.

Under special rules approved by the PBGC and adopted by the Pacific Coast longshore plan in 1984, the Company could cease Pacific Coast cargo-handling operations permanently and stop contributing to the plan without any withdrawal liability, provided that the plan meets certain funding obligations as defined in the plan. The estimated withdrawal liabilities under the Hawaii longshore plan and the seagoing plans aggregated approximately $971,000 as of December 31, 2000, based on estimates by plan actuaries. Management has no present intention of withdrawing from and does not anticipate termination of any of the aforementioned plans.


Table 1 (in thousands)

                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     2000         1999         1998         2000         1999         1998
-------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year                $ 218,189    $ 229,573    $ 354,883    $  47,836    $  55,298    $  91,112
Service cost                           4,877        5,705        7,182          504          892        1,154
Interest cost                         16,882       15,013       25,024        2,939        3,460        5,474
Plan participants' contributions          --           --           --        1,165        1,423        1,615
Actuarial (gain) loss                 (2,016)     (25,177)      20,682       (2,652)      (8,198)      (8,482)
Sale of subsidiary                        --           --     (158,758)          --           --      (29,615)
Benefits paid                        (13,146)     (12,109)     (22,631)      (3,635)      (4,320)      (6,326)
Amendments                             1,137       10,129        3,191           --           --          366
Settlements                            8,602       (1,304)          --       (8,247)          --           --
Curtailments                              --       (3,823)          --           --         (719)          --
Special or contractual
  termination benefits                   475          182           --           --           --           --
-------------------------------------------------------------------------------------------------------------
Benefit obligation at
  end of year                        235,000      218,189      229,573       37,910       47,836       55,298
-------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at
  beginning of year                  381,090      338,267      443,249           --           --           --
Actual return on plan assets          (3,645)      56,236       72,646           --           --           --
Settlements                               --       (1,304)          --           --           --           --
Sale of subsidiary                        --           --     (154,997)          --           --           --
Benefits paid                        (13,146)     (12,109)     (22,631)          --           --           --
-------------------------------------------------------------------------------------------------------------
Fair value of plan assets
  at end of year                     364,299      381,090      338,267           --           --           --
-------------------------------------------------------------------------------------------------------------
ACCRUED ASSET OBLIGATION
Plan assets less benefit
  obligation                         129,299      162,901      108,694      (37,910)     (47,836)    (55,298)
Unrecognized net actuarial gain      (91,307)    (135,670)     (88,373)      (9,134)     (15,841)    (10,104)
Unrecognized transition asset            (63)        (183)        (876)          --           --          --
Unrecognized prior
  service cost                        12,547       13,939        4,767           79           32         358
-------------------------------------------------------------------------------------------------------------
Accrued asset (obligation)         $  50,476    $  40,987    $  24,212    $ (46,965)   $ (63,645)   $(65,044)
=============================================================================================================

_____________________________________________________________________________________________________________


Table 2 (in thousands)
-------------------------------------------------------------------------------------------------------------
                                            Pension Benefits                Other Post-retirement Benefits
                                   -----------------------------------    -----------------------------------
                                     2000         1999         1998         2000         1999         1998
-------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  BENEFIT COST/(INCOME)
Service cost                       $   4,877    $   5,705    $   7,182    $     504    $     892    $   1,154
Interest cost                         16,882       15,013       25,024        2,939        3,460        5,474
Expected return on plan
  assets                             (33,651)     (29,922)     (38,862)          --           --           --
Recognition of net gain               (9,083)      (4,251)      (4,128)      (2,872)      (2,644)      (7,221)
Amortization of prior
  service cost                         2,528          905        1,105            7            8         (359)
Amortization of unrecognized
  transition asset                      (119)        (713)        (992)          --           --           --
Recognition of settlement
  (gain)/loss                          8,602           53           --      (14,800)          --           --
Recognition of curtailment gain           --       (3,641)          --           --         (292)          --
--------------------------------------------------------------------------------------------------------------
Net periodic benefit
  cost/(income)                    $  (9,964)   $ (16,957)   $ (10,671)   $ (14,222)   $   1,424    $    (952)
==============================================================================================================

Cost of termination benefits
  recognized                       $     475    $     182    $      --    $      --    $      --    $      --
=============================================================================================================


9.   INCOME TAXES

The income tax expense for the three years ended December 31, 2000 consisted of the following (in thousands):


----------------------------------------------------------------------------
                                         2000          1999          1998
----------------------------------------------------------------------------
Current:
    Federal                           $   26,186    $   21,035    $   28,877
    State                                    847         3,461         3,723
----------------------------------------------------------------------------
Current                                   27,033        24,496        32,600
Deferred                                  17,358         8,465        (8,248)
----------------------------------------------------------------------------
Income tax expense                    $   44,391    $   32,961    $   24,352
============================================================================


Income tax expense for the three years ended December 31, 2000 differs from amounts computed by applying the statutory federal rate to pre-tax income, for the following reasons (in thousands):

----------------------------------------------------------------------------
                                         2000          1999          1998
----------------------------------------------------------------------------
Computed income tax expense           $   42,950    $   33,439    $   19,353
State tax on income, less applicable
    federal tax                            2,968         3,790         1,824
Low-income housing credits                (1,124)       (1,161)       (1,204)
Dividend exclusion                          (954)         (860)         (931)
Prior years' tax settlement                   --        (2,815)           --
Bases differences in net assets acquired      --            --         3,114
Other - net                                  551           568         2,196
----------------------------------------------------------------------------
Income tax expense                    $   44,391    $   32,961    $   24,352
============================================================================

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 2000 and 1999 were as follows (in thousands):

----------------------------------------------------------------------------
                                                       2000          1999
----------------------------------------------------------------------------
Property basis and depreciation                     $  179,510    $  187,301
Tax-deferred gains on real estate transactions         104,033        93,966
Capital Construction Fund                               58,704        52,374
Unrealized holding gains on securities                  36,371        28,851
Pensions                                                19,447        15,913
Post-retirement benefits                               (17,900)      (24,662)
Insurance reserves                                     (10,740)      (10,996)
Other - net                                              4,528          (653)
----------------------------------------------------------------------------
Total                                               $  373,953    $  342,094
============================================================================

The Internal Revenue Service (IRS) completed its examination of the Company's tax returns through 1997. In 1999, the Company reached an agreement with the IRS settling certain valuation issues relating to the Company's tax returns for 1992 through 1995. This agreement resulted in a one-time reduction of income tax expense of $2,815,000, due to the reversal of previously accrued income tax liabilities. The IRS is currently auditing the Company's tax returns for 1998 and 1999. Management believes that the outcome of the current audit will not have a material effect on the Company's financial position or results of operations.


10.  STOCK OPTIONS AND CAPITAL STOCK

Employee Stock Option Plans: The Company has two stock option plans under which key employees are granted options to purchase shares of the Company's common stock. There are no longer any outstanding options under a third plan, which terminated in 1993.

Adopted in 1998, the Company's 1998 Plan provides for the issuance of non-qualified stock options to employees of the Company. Under the 1998 Plan, option prices may not be less than the fair market value of the Company's common stock on the dates of grant, and the options become exercisable over periods determined, at the dates of grant, by the committee that administers the plan (generally ratably over three years), and generally expire ten years from the date of grant. Payments for options exercised may be made in cash or in shares of the Company's stock. If an option to purchase shares is exercised within five years of the date of grant and if payment is made in shares of the Company's stock, the option holder may receive, under a reload feature, a new stock option grant for such number of shares as is equal to the number surrendered, with an option price not less than the greater of the fair market value of the Company's stock on the date of exercise or one and one-half times the original option price.

Adopted in 1989, the 1989 Plan is substantially the same as the 1998 Plan, except that each option is generally exercisable in-full one year after the date granted. The 1989 Plan terminated in January 1999, but options granted through 1997 remain exercisable.

The 1998 and 1989 Plans also permit the issuance of shares of the Company's common stock as a reward for past service rendered to the Company or one of its subsidiaries or as an incentive for future service with such entities. The recipients' interest in such shares may be vested fully upon issuance or may vest in one or more installments, upon such terms and conditions as are determined by the committee which administers the plans. The number of incentive shares issued during 2000 or outstanding at the end of the year was not material.

Director Stock Option Plans: The Company has two Directors' stock option plans. Under the 1998 Directors' Plan, each non-employee Director of the Company, elected at an Annual Meeting of Shareholders, is automatically granted, on the date of each such Annual Meeting, an option to purchase 3,000 shares of the Company's common stock at the fair market value of the shares on the date of grant. Each option to purchase shares becomes exercisable in three successive annual installments of 1,000 shares beginning one year after the date granted.

The 1989 Directors' Plan is substantially the same as the 1998 Directors' Plan, except that each option generally becomes exercisable in-full one year after the date granted. This plan terminated in January 1999, but options granted through termination remain exercisable.

Changes in shares and the weighted average exercise prices for the three years ended December 31, 2000, were as follows (shares in thousands):


-----------------------------------------------------------------------------------------------------------
                           Employee Plans                Directors' Plans
                      ------------------------      --------------------------
                                                                                                Weighted
                                                       1998            1989                      Average
                      1998      1989      1983      Directors'      Directors'      Total       Exercise
                      Plan      Plan      Plan         Plan            Plan         Shares        Price
-----------------------------------------------------------------------------------------------------------
December 31,1997         --    2,862        161         --              183         3,206        $26.54
Granted                 100      485         --         --               21           606         27.10
Exercised                --      (66)        --         --               --           (66)        23.91
Canceled                 --      (18)        --         --               --           (18)        28.66
-----------------------------------------------------------------------------------------------------------
December 31, 1998       100    3,263        161         --              204         3,728         26.69
Granted                 515       --         --         24               --           539         20.65
Exercised                --       (4)        --         --               --            (4)        22.02
Canceled                 (2)    (373)      (161)        --              (15)         (551)        29.16
----------------------------------------------------------------------------------------------------------
December 31, 1999       613    2,886         --         24              189         3,712         25.43
Granted                 511       --         --         24               --           535         21.70
Exercised                (7)    (139)        --         --               --          (146)        23.79
Canceled                (31)    (340)        --         --              (21)         (392)        29.49
-----------------------------------------------------------------------------------------------------------
December 31, 2000     1,086    2,407         --         48              168         3,709        $24.52
===========================================================================================================
Exercisable             256    2,406         --          8              168         2,838        $25.52
===========================================================================================================


As of December 31, 2000, the Company had reserved 1,089,000 shares of its common stock for the exercise of options. Additional information about stock options outstanding as of 2000 year-end is summarized below
(shares in thousands):


----------------------------------------------------------------------------------------------
                                    Weighted                                        Weighted
                     Shares          Average        Weighted        Shares          Average
   Range of        Outstanding      Remaining        Average      Exercisable       Price of
   Exercise           as of        Contractual      Exercise         as of         Exercisable
    Price          12/31/2000         Years           Price       12/31/2000         Options
----------------------------------------------------------------------------------------------

$ 0.00                   5            4.00           $ 0.00            --            $ 0.00
$20.01 - 22.00       1,254            7.30           $21.32           428            $21.41
$22.01 - 24.00         397            6.00           $23.10           357            $23.04
$24.01 - 26.00         572            1.70           $24.39           572            $24.39
$26.01 - 28.00       1,058            4.70           $27.03         1,058            $27.03
$28.01 - 30.00         325            1.50           $28.35           325            $28.35
$30.01 - 34.88          98            4.50           $33.51            98            $33.51
----------------------------------------------------------------------------------------------
$ 0.00 - 34.88       3,709            5.00           $24.52         2,838            $25.52
==============================================================================================



ACCOUNTING METHOD FOR STOCK-BASED COMPENSATION: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, to account for its stock-based compensation plans. Accordingly, no compensation cost is recognized in the Company's income statement for stock option plans at the time grants are awarded. Pro forma information regarding net income and earnings per share is required, using the fair value method, by SFAS No. 123, "Accounting for Stock-based Compensation."

The fair value of options granted for the three years ended December 31, 2000 reported below have been estimated using a Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options which do not have vesting requirements and which are fully transferable. The Company's options have characteristics significantly different from those of traded options. The following assumptions were used in determining the pro-forma amounts:

     -------------------------------------------------------------------
                                                 2000     1999     1998
     -------------------------------------------------------------------
     Stock volatility                            25.0%    24.8%    25.1%
     Expected term from grant date (in years)      6.7      6.5      5.8
     Risk-free interest rate                      6.0%     5.0%     5.0%
     Forfeiture discount                          0.3%     0.2%     0.3%
     Dividend yield                               3.4%     4.0%     4.0%
     -------------------------------------------------------------------

Based upon the above assumptions, the computed annual weighted average fair value of employee stock options granted during 2000, 1999 and 1998 was $5.54, $4.63 and $5.84, respectively, per option.

Had compensation cost for the stock options granted during the past three years been based on the estimated fair value at grant dates, as prescribed by SFAS No. 123, the Company's pro forma net income and net income per share would have been as follows (in thousands, except per share amounts):

     --------------------------------------------------------------
                                     2000        1999        1998
     --------------------------------------------------------------
     Net Income:
       As reported                 $ 90,574    $ 62,579    $ 25,142
       Pro forma                   $ 89,060    $ 61,108    $ 23,127

     Net Income Per Share:
       Basic, as reported          $   2.21    $   1.45    $   0.56
       Basic, pro forma            $   2.18    $   1.42    $   0.51
       Diluted, as reported        $   2.21    $   1.45    $   0.56
       Diluted, pro forma          $   2.17    $   1.42    $   0.51
     --------------------------------------------------------------

The pro forma disclosures of net income and earnings per share are not likely to be representative of the pro forma effects on future net income or earnings per share, because the number of future shares which may be issued is not known, shares vest over several years, and assumptions used to determine the fair value can vary significantly.

SHAREHOLDER RIGHTS PLAN: The Company has a Shareholder Rights Plan, designed to protect the interests of shareholders in the event an attempt is made to acquire the Company. The rights initially will trade with the Company's out-standing common stock and will not be exercisable absent certain acquisitions or attempted acquisitions of specified percentages of such stock. If exercisable, the rights generally entitle shareholders to purchase additional shares of the Company's stock or shares of an acquiring company's stock at prices below market value.

SHARE REPURCHASES: During 2000, the Company purchased and retired 2,378,195 shares of its stock, at an average per-share price of $20.29. During 1999, the Company purchased and retired 1,564,500 shares, at an average per-share price of $22.26.

11.  RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES

At December 31, 2000, the Company and its subsidiaries had an unspent balance of total appropriations for capital expenditures of approximately $92,679,000. However, there are no contractual obligations to spend this entire amount.

The Company has arranged for standby letters of credit totaling $25,237,000. This includes letters of credit, totaling approximately $14,000,000, which enable the Company to qualify as a self-insurer for state and federal workers' compensation liabilities. The amount also includes a letter of credit of $7,596,000 for workers' compensation claims incurred by C&H employees, under a now-closed self-insurance plan, prior to December 24, 1998 (see Note 4). The Company only would be called upon to honor this letter of credit in the event of C&H's insolvency. The remaining letters of credit are for insurance-related matters, construction performance guarantees and other routine operating matters.

C&H, in which A&B has a 36-percent common stock interest, is a party to a long-term sugar supply contract with Hawaiian Sugar & Transportation Cooperative
(HSTC), a raw sugar marketing and transportation cooperative that is partially owned by the Company. Under the terms of this contract, C&H is obligated to purchase, and HSTC is obligated to sell, all of the raw sugar delivered to HSTC by the Hawaii sugar growers, at prices determined by the quoted domestic sugar market. The Company delivered to HSTC raw sugar totaling $64,455,000, $83,412,000 and $79,422,000, during 2000, 1999 and 1998, respectively. The
Company has guaranteed up to $15,000,000 of HS&TC's $35,000,000 working capital line.

The Company's operating expenses in 2000 and 1999 include approximately $99,151,000 and $46,856,000, respectively, paid to an unconsolidated affiliate.

A subsidiary has guaranteed obligations of $22,500,000 of an unconsolidated affiliate in which it has a minority interest.

In 1999, a subsidiary transferred assets with a value of $16,438,000 to an unconsolidated joint venture.

The Company and certain subsidiaries are parties to various legal actions and are contingently liable in connection with claims and contracts arising in the normal course of business, the outcome of which, in the opinion of management after consultation with legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.


12.  INDUSTRY SEGMENTS

Industry segment information on page 26, is incorporated herein by reference.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is made up of the president and lead executives of the Company and each of the Company's segments. The lead executive for each operating segment manages the profitability, cash flows and assets of his or her respective segment's various product or service lines and businesses. The operating segments are managed separately, because each operating segment represents a strategic business unit that offers different products or services and serves different markets.

The Company's reportable operating segments include Ocean Transportation, Property Development and Management and Food Products. The Ocean Transportation segment carries freight between various United States and Canadian West Coast, Hawaii and other Pacific ports; holds investments in ocean transportation and terminal service businesses (see Note 4); and provides terminal and cargo logistics services. The Property Development and Management segment develops, manages and sells residential, commercial and industrial properties. The Food Products segment grows and processes raw sugar and molasses; invests in a sugar refining and marketing business (see Note 4); grows, mills and markets coffee; and generates and sells electricity.

The accounting policies of the operating segments are the same as those described in the summary of significant policies. Reportable segments are measured based on operating profit, exclusive of non-operating or unusual transactions, interest expense, general corporate expenses and income taxes.

                                    February 27, 2001



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

     Re:    Form U-3A-2 - Alexander & Baldwin, Inc. -
            SEC File No. 69-166
            ----------------------------------------

Gentlemen:

      Submitted herewith for filing is the Statement of Alexander & Baldwin, Inc. ("A&B") on Form U-3A-2, claiming an exemption under Rule U-2 from the provisions of the Public Utility Holding Company Act of 1935. This filing is being made by direct transmission to the Commission's EDGAR system.


                                    Very truly yours,

                                    /s/ Francis K. Mukai

                                    Francis K. Mukai
                                    Assistant General Counsel

FKM/smt

Enclosure